FORM 4

           UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

             STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP



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Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1.   Name and Address of Reporting Person*
     (Last)    (First)   (Middle)

     Malone,   Wayne
     1209 North Fourth Street   (Street)
     Abilene   Texas     79601
     (City)    (State)   (Zip)

2.   Issuer Name and Ticker or Trading Symbol

     Pride Companies, L.P.     (PRDE)

3.   IRS or Social Security Number of Reporting Person (Voluntary)

4.   Statement for (Month/Year)

     03/01

5.   If Amendment, Date of Original (Month/Year)

6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     X   Director                ____ 10% Owner

     X   Officer (give title     ____ Other
          (below)                 (Specify below)

     President and Chief Operating Officer


7.   Individual or Joint/Group Filing (Check applicable)

     X    Form filed by One Reporting Person

     ____ Form filed by More than One Reporting Person


TABLE I - Non-Derivative Securities Acquired, Disposed of or
Beneficially Owned

1.   Title of Security (Instr. 3)

     Common Limited Partnership Units

2.   Transaction Date

     March 16, 2001

3.   Transaction Code (Instr. 8)

     P

4.   Securities Acquired (A)  or Disposed of (D) (Instr. 3, 4 and 5)

                (A) or
     Amount      (D)      Price

     10,000       A       $.30

5.   Amount of Securities Beneficially Owned at End of Month
     (Instr. 3 and 4)

     *371,635

6.   Ownership Form: Direct (D) or Indirect (I) (Instr. 4)

     D

7.   Nature of Indirect Beneficial Ownership (Instr. 4)




* This number represents the number of Common Units owned directly by Mr. Malone (350,635) as well as Common Units indirectly owned by Mr. Malone by virtue of his 8.4% ownership in Pride SGP, Inc. (8.4% of 250,000 Common Units or 21,000), the special general partner of Pride Companies, L.P. This filing shall not be deemed an admission that Mr. Malone is, for purposes of section 16 of the Securities
Exchange Act of 1934 or otherwise, the beneficial owner of the equity securities owned by the special general partner.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*If the form is filed by more than one reporting person, see
Instruction 4(b)(v)


Table II - Derivative Securities Acquired, Disposed of, or
Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.   Title of Derivative Security (Instr. 3)

2.   Conversion or Exercise Price of Derivative Security

3.   Transaction Date (Month/Day/Year)

4.   Transaction Code (Instr. 8)

5.   Number of Derivative Securities Acquired (A) or
     Disposed of (D) (Instr. 3, 4 and 5)

6.   Date Exercisable and Expiration Date (Month/Day/Year)

7.   Title and Amount of Underlying Securities (Instr. 3 and 4)

8.   Price of Derivative Security (Instr. 5)

9. Number of derivative Securities Beneficially Owned at End of Month (Instr. 4)

10.  Ownership Form of Derivative Security: Direct (D) or
     Indirect (I) (Instr. 4)

11.  Nature of Indirect Beneficial Ownership (Instr. 4)


Explanation of Responses:


** Intentional misstatements or omissions of facts constitute
Federal Criminal Violations.  See 18 U.S.C. 1001 and 15 U.S.C.
78ff(a).


By:  /s/ Wayne Malone
     Wayne Malone

May 30, 2001


Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to
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SEC 1474 (7-96)